UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-22333

Issuer:	NANOPHASE TECHNOLOGIES CORPORATION
Exchange:	The Nasdaq Stock Market, LLC (The NASDAQ Capital Market)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address:	1319 Marquette Drive
Romeoville, Illinois 60446
Telephone Number:	(630) 771-6708

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nanophase Technologies Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 20, 2012	By	/s/ Jess A. Jankowski	Chief Executive Officer
Date		Name	Title

This voluntary delisting from The NASDAQ Capital Market (“NASDAQ”) of the Issuer’s common stock under the trading symbol “NANX” is a result of the Issuer’s receipt on September 16, 2011 of notice from NASDAQ indicating that the Issuer was no longer in compliance with NASDAQ Rule 5550(a)(2) requiring a $1 minimum bid price and the Issuer’s ensuing determination that it would not be able to regain compliance with such continued listing requirement in a timely fashion. The Issuer expects to begin trading on the OTCQB marketplace upon delisting from NASDAQ.